July 13, 2012

Via EDGAR

Mr. Hugh West

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Bancolombia S.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 18, 2012
File No. 001-32535

Dear Mr. West:

Set out below are the responses of Bancolombia S.A. (the “Bank”, “we”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated June 7, 2012, to Mr. Jaime Alberto Velásquez Botero, the Bank’s Chief Financial Officer (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all references are to the Bank’s annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”). References to “COP” refer to the lawful currency of Colombia.

Form 20-F for Fiscal Year Ended December 31, 2011

A.	Supervision and Regulation, page 35

Mandatory Investments, page 40

1.	We note your disclosure that Central Bank regulations require you to make mandatory investments in securities issued by Finagro. Please tell us and disclose in future filings how the investment amount is determined and explain the restrictions associated with this investment.

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R. The Bank respectfully informs the Staff that the Bank is required to hold securities issued by Finagro and the minimum amount of such investments is calculated on the basis of the quarterly average of the end of day balances of certain liabilities, primarily deposits and short-term debt, multiplied by fixed percentages ranging from 4% to 7%, depending on the type of liability (e.g. time deposits are multiplied by 4% and demand deposits are multiplied by 7%). The investment balance is computed at the end of each quarter with any required adjustment (due to a change in the quarterly average between periods) resulting in the purchase of additional securities or, potentially, the optional redemption at par of securities in excess of the requirement. The purchase of additional securities takes place during the month following the date as of which the computation was performed.

In response to the Staff’s comment, we propose to amend the disclosure in future filings as follows:

“Mandatory Investments

Central Bank regulations require financial institutions, including the Bank, to hold minimum mandatory investments in the debt securities issued by Fondo para el Financiamiento del Sector Agropecuario (“Finagro”), a Colombian public financial institution that finances production and rural activities to support the agricultural sector. The amount of these mandatory investments is calculated by applying a fixed percentage (ranging from 4% to 7%, depending on the type of liability) to the quarterly average of the end of day balances of certain liabilities, primarily, deposits and short-term debt. The investment balance is computed at the end of each quarter. Any required adjustment (due to a change in the quarterly average between periods) results in the purchase of additional securities or may result in the optional redemption at par of securities in excess of the requirement. The purchase of additional securities takes place during the month following the date as of which the computation was performed.”

Summary of Loan Loss Experience, page 69

Potential Problem Loans, page 73

2.	We note your disclosure regarding potential problem loans. Please revise your disclosure in future filings to identify which risk category (e.g. “B” Subnormal, etc.) your potential problem loans fall within. In addition, if you experience significant increases or decreases in your potential problem loans between reporting periods, consider revising your future filings to include a rollforward of activity and separately identify the transfers in, transfers out due to impairment status, loans sold, loans repaid in full, loans modified and no longer deemed a potential problem loan, as well as any other material transfer category.

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R. In response to the Staff’s comment, we will include in future filings a breakdown of the potential problem loans by risk category. In addition, if there is a significant movement between reporting periods, we will include the rollforward as well.

Note 31 – Differences between Colombian Accounting Principles for Banks and U.S. GAAP, page F-62

e) Allowance for loan losses, financial leases, foreclosed assets and other receivables, page F-73

3.	We note that you have not included disclosures related to troubled debt restructurings in your financial statements as required by Accounting Standards Update No. 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. Please include these disclosures in your future filings.

R. The Bank respectfully informs the Staff that the amendments contained in ASU No 2011-2 A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring are effective for the first interim or annual period beginning on or after June 15, 2011. As a result, the Bank will include the disclosures required in our Form 20-F for the fiscal year ended December 31, 2012.

i) Investment securities and derivatives, page F-84

Fair value adjustment on trading and available for sale investment securities, page F-85

4.	We note your disclosure that under Colombian GAAP some debt securities classified as either trading or available for sale are not recognized at fair value, but are recognized at amortized cost using a discounted cash flow methodology. Please tell us the securities that are not recognized at fair value under Colombian GAAP, and how the discounted cash flow methodology used differs from the guidance in ASC 820. Also tell us, for those specific securities, the fair value methodology used under U.S. GAAP.

R. The Bank respectfully informs the Staff that under Colombian GAAP some asset backed securities (ABS) issued by Colombian entities classified as trading or available for sale securities are not recognized at fair value as determined by ASC 820.

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The table below provides the breakdown of the fair value adjustment from Colombian GAAP to U.S. GAAP on trading and available for sale securities that affects stockholders’ equity, for the years ended December 31, 2011 and 2010, respectively:

		2011		2010
(Millions of Colombian Pesos)
Trading securities
Fair value adjustment on debt securities classified as trading	COP	(2,099)	COP	(2,401)
Fair value adjustment on equity securities classified as trading		(11,644)		—

Amounts reported in the Form 20-F	COP	(13,743)	COP	(2,401)
Available for sale securities
Fair value adjustment on debt securities classified as available for sale	COP	(4,151)	COP	14
Fair value adjustment on equity securities classified as available for sale		(4,500)		28,994

Amounts reported in the Form 20-F	COP	(8,651)	COP	29,008

Asset Backed Securities (ABS)

Although not the only methodology available, under both U.S. GAAP and Colombian GAAP, it is appropriate to use discounted cash flow methodologies to calculate the fair value of debt securities, including ABS, in cases where quoted prices of debt securities are not directly observable in an active market. However, the inputs used for those calculations could vary from Colombian GAAP to U.S. GAAP, particularly the assumptions related to discount rates.

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Under Colombian GAAP, using the discounted cash flow methodology, ABS are valued using discount rates obtained from transactions in similar instruments that occurred before the balance sheet date (and may have occurred up to one or two years prior to the balance sheet date) or based solely on one market transaction, which is inconsistent with the fair value definition in ASC 820.

Under U.S. GAAP, using the discounted cash flow methodology, when an appropriate valuation is not readily available in the market, the Bank assesses fair value using an internally developed valuation technique, that incorporates current market interest rates based on recent transactions for similar instruments and includes a liquidity risk premium and an adjustment for credit risk based on spreads for bonds (ABS) with similar credit risk and similar underlying exposure.

Fair value adjustment on derivatives instruments, page F-87

5.	We note your disclosure for day one fair value of a swap instrument under Colombian GAAP the amount of premium paid or received is deferred and amortized on a straight line basis; however, under U.S. GAAP, all changes in the fair value of trading derivatives are recognized in the Statement of Operations. We also noted from your disclosure on page F-26 that premiums received or paid on option contracts are deferred and recognized in the statement of operations on a straight line basis during the life of the contract. Please tell us and expand your disclosures in future filings, how these are treated under U.S. GAAP.

R. The Bank respectfully informs the Staff that the disclosure on page F-26 is incorrect. Under Colombian GAAP premiums received or paid on option contracts are recorded at fair value on day one; changes in the fair value are recognized in the Statement of Operations. This treatment is the same as that applicable under U.S. GAAP and for this reason the Bank does not include any reconciliation for this item. The incorrect disclosure does not affect the presentation of any figure in any financial statement or financial statement footnote in the consolidated Financial Statements, nor does it affect any quantitative benchmarks or have a material impact on the related disclosures taken as a whole. The Bank therefore has concluded that correction of the existing disclosure will not materially change the mix of information available to investors. Accordingly, the Bank will correct the disclosure in future filings.

The Bank has also concluded that the identification of this error does not constitute a significant deficiency in the effectiveness of the Bank’s disclosure controls and procedures.

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t) Estimated Fair Value of Financial Instruments, page F-103

Changes in Level 3 Fair-Value Category, page F-110

6.	We note your disclosure in footnote 1 that the transfer for COP 97,636 on derivatives from level 2 to level 3 is primarily linked to the change in the swap position from an asset position to a liability position. Please tell us and expand your disclosure in future filings to discuss how this change triggered a transfer between fair value categories, and if this is true for all derivative positions, or just specific positions.

R. The Bank respectfully informs the Staff that the disclosure in footnote 1 is incorrect. The change in classification of our derivative assets from level 2 to level 3 in the amount of COP 97,636 was entirely caused by an increase in the relevance of credit valuation adjustments (CVA) for several of our international derivative counterparties during 2011. The incorrect disclosure does not affect the presentation of any figure in any financial statement or financial statement footnote in the consolidated Financial Statements, nor does it affect any quantitative benchmarks or have a material impact on the related disclosures taken as a whole. The Bank therefore has concluded that correction of the existing disclosure will not materially change the mix of information available to investors. Accordingly, the Bank will correct the disclosure in future filings.

The Bank has also concluded that the identification of this error does not constitute a significant deficiency in the effectiveness of the Bank’s disclosure controls and procedures.

In response to the Staff’s comment, we propose to amend the disclosure in future filings as follows:

“(1) The transfer for COP 97,636 on derivatives from level 2 to level 3 during 2011, is primarily linked to the change in the credit valuation adjustments for several of our international derivative counterparties during 2011.”

******

The Bank acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Bank acknowledges that the Staff’s comments or changes to the Bank’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Bank’s filings and that the Bank may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7500. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Jaime Alberto Velásquez Botero
Jaime Alberto Velásquez Botero Chief Financial Officer
cc:	Wilson Rodríguez
(PricewaterhouseCoopers Ltda.)

Robert S. Risoleo

(Sullivan & Cromwell LLP)